Mail Stop 4561

May 14, 2008

Mr. Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

      Re: Amdocs Limited
            Form 20-F for the Fiscal Year Ended September 30, 2007
            Filed December 3, 2007
            File no. 1-14840

Dear Mr. Baharav:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                 Sincerely,

                 Mark Kronforst
                 Accounting Branch Chief